STATE OF DELAWARE CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That the Board of Directors of BLACK SANDS ENTERTAINMENT INC by a unanimous written resolution, duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered Article "4" so that, as amended, said Article shall be and read as follows:

> The total number of shares of common stock which the Corporation is authorized to issue is 7,323,530, at a par value of $0.0001 per share, and the total number of shares of preferred stock which the Corporation is authorized to issue is 1,615,000, at a par value of $0.0001 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a stockholder action by written consent without a meeting of the stockholders of said corporation pursuant to the corporations Bylaws 2.11 and in accordance with Section 228(a) of the General Corporation Law of the State of Delaware voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed by an authorized officer this March 27, 2023.

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Manuel Godoy, Chief Executive Officer